Voya Retirement Insurance and Annuity Company
One Orange Way
Windsor, Connecticut 06095-4774

March 27, 2015

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Quarterly Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Voya Retirement Insurance and Annuity Company has made disclosure pursuant to such provision in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the U.S. Securities and Exchange Commission on March 27, 2015. This disclosure can be found under Part II., Item 9B. - Other Information.

Very Truly Yours,

Voya Retirement Insurance and Annuity Company

By: /s/	Megan Huddleston
Name:	Megan Huddleston
Title:	Assistant Secretary